

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-mail
Michael J. Ulrich
Trustee
Whiting USA Trust II
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue
Suite 500
Austin, TX 78701

Via E-mail
James J. Volker
Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway
Suite 2300
Denver, CO 80290-2300

> **Re: Whiting USA Trust II**
> **Registration Statement on Form S-1**
> **Filed December 16, 2011**
> **File No. 333-178586**
>
> **Whiting Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed December 16, 2011**
> **File No. 333-178586-01**

Dear Messrs. Ulrich and Volker:

　　We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 and Form S-3

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.   In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

3.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

4.   Please provide us with all promotional and sales material prior to their use. Once we review the materials, we will need sufficient time to complete our review and may have additional comments.

5.   We continue to review your filing and comments from our engineer, if any, will be forthcoming in a future letter.

Prospectus Summary

6.   Please explain the reason for the prohibition on Whiting's ability to enter into hedging arrangements covering the production from the underlying properties following the completion of this offering.

Summary of Estimated Proved Reserves, page 6

7.   We note your disclosure of 18,280 MBOE of proved reserves and the related footnote specifying that such volumes are attributable to the underlying properties. Please clarify if such volumes reflect 100% or the Trust's 90% interest of the reserves attributable to the underlying properties.

8.   We note your disclosure on page 68 indicating that net proceeds are reduced for numerous cost and expenses including certain processing costs. Please tell us if all such costs are included in the calculation of projected cash distributions. In doing so, please clarify where each of the costs referenced on pages 68-69 are classified in the calculation of projected cash distributions on page 39.

Historical Results of the Underlying Properties, page 8

9.   Please disclose here and in the corresponding section starting on page 45 the pro forma distributable income and distributable income per unit, as disclosed on page F-16.

Risk Factors, page 17

Risks associated with the production, gathering, transportation and sale of oil, natural gas and natural gas liquids could adversely affect cash distributions by the trust and the value of the trust units, page 19

10.   We note your disclosure in the above-captioned risk factor concerning accidents, your disclosure on page 25 concerning wastes resulting from operations at the underlying properties and your disclosure on pages 27 and 65 about the scrutiny of hydraulic fracturing.   As such, please revise this risk factor to provide a cross-reference to your disclosure under "Hydraulic Fracturing" at page 61, that you do not have insurance policies in effect that are intended to provide coverage for losses solely related to hydraulic fracturing operations.

Projected Cash Distributions, page 36

11.   With a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, if this information is available or can be obtained, or for the most recent fiscal year. In this regard, we note the disclosure of the distributable income per unit on page F-16.

12.   Please clarify the meaning of this sentence found at the bottom of page 37: "This methodology is consistent with the requirements of the SEC for estimating oil, natural gas and natural gas liquids reserves and discounted present value of future net revenues attributable to the net profits interest, other than the use of NYMEX futures prices for oil and natural gas on December 9, 2011 rather than the use of the average of the first-day-

of-the month price for each month within the 12 months as required by the rules and regulations of the SEC." It is unclear if you are taking the position that you have or have not complied with SEC requirements, and how.

Sensitivity of Projected Cash Distributions to Oil, Natural Gas and Natural Gas Liquids Production and Prices, page 42

13. Taking into consideration your costless collar that will hedge approximately 50% of your anticipated oil production through December 31, 2014, please tells us how much oil and natural gas prices would need to fall for the estimated distributable income of the trust to be zero (i.e., for the trust's expenses to be equal to or in excess of the trust's revenues) for the period specified in the sensitivity table on page 43.

14. Please provide sensitivity tables on a quarterly basis, consistent with your projected cash distributions presentation at page 39.

The Underlying Properties, page 44

Reserve Report, page 57

Proved Undeveloped Reserves, page 61

15. In accordance with Item 1203(d) of Regulation S-K, please disclose whether or not there are material amounts of proved undeveloped reserves in individual fields that will remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

Computation of Net Proceeds, page 68

16. Please clarify whether the net profits interests are burdened with the asset retirement costs and obligations of the underlying properties.

Financial Statements o Underlying Properties, page F-2

Note 4 – Disclosures About Oil and Gas Activities (Unaudited), page F-5

17. Please disclose why you have not included the effect of income taxes in your calculation of the standardized measure of future net cash flows from the underlying properties.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. John K. Wilson, Esq.